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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported _____ May 12, 2005 _____

_____ THE WASHINGTON POST COMPANY _____
(Exact name of registrant as specified in its charter)

Delaware	1-6714	53-0182885
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1150 15th Street, N.W., Washington, D.C.	20071
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code _____ (202) 334-6000 _____

_____ Not Applicable _____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01 Entry into a Material Definitive Agreement

Item 1.01(a) On May 12, 2005, the Board of Directors of the Company approved a series of amendments to The Washington Post Company Deferred Compensation Plan (the "Plan"). The Plan was amended to give participants, who had elected to defer compensation prior to the enactment of new restrictions on deferred compensation arrangements under Section 409A of the Internal Revenue Code, the ability to make new deferral elections in cases of deferrals that became subject to such new restrictions. The ability to make new elections in these situations has been authorized by the Internal Revenue Service in its transition rules contained in IRS Notice 2005-1.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

    Item 9.01(c) Exhibits

Exhibit No.	Description
10.1	The Washington Post Company Deferred Compensation Plan Amended and Restated Effective May 12, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Washington Post Company
(Registrant)

Date May 12, 2005   _____/s/John B. Morse, Jr._____
(Signature)
John B. Morse, Jr.
Vice President, Finance

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 10.1	The Washington Post Company Deferred Compensation Plan Amended and Restated Effective May 12, 2005